Exhibit 99.2

BROOKFIELD PROPERTY L.P.

SIXTH AMENDMENT TO THE
FOURTH AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P. (the “Partnership”), dated as of February 20, 2019, as amended by a First Amendment dated as of March 21, 2019, as amended by a Second Amendment dated as of April 28, 2019, as amended by a Third Amendment dated as of August 20, 2019, as amended by a Fourth Amendment dated as of February 18, 2020 and as amended by a Fifth Amendment dated as of April 21, 2020 (as amended, the “Agreement”), is made as of the 26th day of July, 2021, by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to Section 17.1.13 of the Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the Managing General Partner (pursuant to its powers of attorney from the Limited Partners), without the approval of any Limited Partner, may make any amendment that the Managing General Partner determines in its discretion does not adversely affect the Limited Partners considered as a whole (including any particular class of Partnership Interest as compared to other classes of Partnership Interests) in any material respect;

AND WHEREAS, the Managing General Partner desires to amend the Agreement as set out herein;

NOW THEREFORE,

1.	Amendments to Article 1

(a) Section 1.1 is hereby amended by adding the following definitions:

1.1.9.1 “Arrangement” means the arrangement of BPY Arrangement Corporation under Section 182 of the Business Corporations Act (Ontario) (and the regulations made thereunder) in accordance with the terms and subject to the conditions set out in the Plan of Arrangement;

1.1.9.2 “Arrangement Agreement” means the arrangement agreement dated as of March 31, 2021 between Brookfield, BPY Arrangement Corporation and the Managing General Partner with respect to the Arrangement, as amended by an amending agreement dated as of May 27, 2021 between Brookfield, BPY Arrangement Corporation and the Managing General Partner, and as may be further amended from time to time in accordance with its terms;

1.1.9.3 “Arrangement Year” has the meaning assigned to such term in Section 4.8.5;

1.1.38.1 “Circular” means the notice and management information circular dated June 8, 2021 mailed to registered or beneficial holders of BPY Units in connection with the Meeting and includes the letters of transmittal, form of proxy and any other documents which were mailed that are supplementary to the Circular;

1.1.47.1 “Effective Date” has the meaning assigned to such term in the Arrangement Agreement;

1.1.99.1 “Meeting” means such meeting or meetings of registered or beneficial holders of BPY Units, including any adjournment or postponement thereof, convened to consider, and if deemed advisable approve, the Resolution;

1.1.103.1 “Notional Year” has the meaning assigned to such term in Section 4.8.5;

1.1.117.1 “Plan of Arrangement” means the plan of arrangement in substantially the form of Schedule B of the Circular subject to any amendments, modifications or supplements made thereto in accordance with the Arrangement Agreement and Section 6.1 of the Plan of Arrangement or made at the discretion of the Ontario Superior Court of Justice (Commercial List) with the consent of Brookfield, BPY Arrangement Corporation and the Managing General Partner, each acting reasonably;

1.1.133.1 “Resolution” means the resolution of the registered or beneficial holders of BPY Units adopted at the Meeting approving the Transaction;

1.1.149.1 “Transaction” means the acquisition, directly and/or indirectly, by Brookfield and BPY Arrangement Corporation of all of the issued and outstanding limited partnership interest in the Managing General Partner, not held by Brookfield or its Subsidiaries, to be implemented pursuant to the Plan of Arrangement and in accordance with the Arrangement Agreement;

(a) Section 1.1.4 is hereby deleted in its entirety and replaced with the following:

“Agreement” means this Fourth Amended and Restated Limited Partnership Agreement of the Partnership, as amended by the First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of March 21, 2019, as amended by the Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of April 28, 2019, as amended by the Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of August 20, 2019, as amended by the Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of February 18, 2020, as amended by the Fifth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of April 21, 2020 and as amended by the Sixth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of July 26, 2021;

2.	Amendments to Article 4

Section 4.8 is hereby amended by adding the following provision after Section 4.8.4:

4.8.5       For purposes of Section 4.8.1 to Section 4.8.4, in computing the Partnership’s Income for Canadian Tax Purposes for the fiscal year of the Partnership that includes the Arrangement (the “Arrangement Year”), the Partnership shall be considered to have had a fiscal year (the “Notional Year”) commencing on January 1, 2021 and ending immediately following the completion of the Arrangement steps occurring on the Effective Date. The Partnership shall determine its net income or net loss for the Notional Year on a “closing of the books” basis reasonably and in good faith, as would be determined without reference to this section, provided, however, that any gain or income from a disposition of property occurring after the end of the Notional Year shall not be allocated to the Notional Year; and any transaction expenses incurred by the Partnership in the Notional Year shall be allocated to and, to the extent permitted by the Income Tax Act, deducted in computing the income of the Partnership in the Notional Year. Absent any assessment in respect of taxes, the Partnership shall not amend any allocation of Income for Canadian Tax Purposes or Loss for Canadian Tax Purposes in respect of the Arrangement Year or any previous fiscal year.

3.	Effective Date

This Amendment shall be effective as of July 26, 2021.

4.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

5.	General

(a)	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

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IN WITNESS WHEREOF, the Managing General Partner has executed this Amendment as of the 26th day of July, 2021.

MANAGING GENERAL PARTNER: BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary